SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 23, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of June 30, 2013,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See note 22 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of June 30, 2013, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in Buenos Aires City in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, and the related statements of income, changes in shareholders’ equity, and cash flows for the six-month period ended June 30, 2012, which were presented for comparative purposes, we report that:

a)	On February 14, 2013, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2012.

b)	On August 7, 2012, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries for the six-month period ended June 30, 2012, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of June 30, 2013, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 38,297,706, none of which was due as of that date.

City of Buenos Aires,

August 8, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

JUNE 30, 2013

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2013	12/31/2012
ASSETS

A.	CASH
	Cash on hand	1,866,778	2,451,367
	Due from banks and correspondents
	Central Bank of Argentina	4,793,018	5,961,897
	Local Other	24,608	13,591
	Foreign	292,255	294,691
	Other	337	308
		6,976,996	8,721,854

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,627,754	956,071
	Government securities under repo transactions with Central Bank of Argentina	54,782
	Holdings booked at amortized cost	511,399	345,427
	Instruments issued by the Central Bank of Argentina	1,731,836	350,607
		3,925,771	1,652,105

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	602,510	586,349
	To the financial sector
	Interfinancing (granted call)	186,517	48,546
	Other financing to Argentine Financial Institutions	189,272	126,767
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,796	1,927
	To the non-financial private sector and foreign residents
	Overdrafts	4,448,033	4,242,281
	Documents	3,607,160	3,614,176
	Mortgage loans	1,787,286	1,439,935
	Pledge loans	1,111,237	905,051
	Personal loans	10,369,486	9,149,092
	Credit cards	4,912,461	4,364,439
	Other (Note 6.1.)	4,481,902	4,706,073
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	500,803	526,709
	less: Unearned discount	(105,954)	(93,983)
	less: Allowances (Exhibit J)	(882,638)	(828,838)
		31,209,871	28,788,524

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2013	12/31/2012
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	606,387	461,630
	Amounts receivable from spot and forward sales pending settlement	1,909,063	435,434
	Securities and foreign currency receivable from spot and forward purchases pending settlement (Exhibit O)	87,607	129,844
	Unlisted corporate bonds (Exhibits B, C and D)	139,645	80,326
	Receivables from forward transactions without delivery of underlying asset	2,377	12
	Other receivables not covered by debtors classification standards (Note 6.2.)	638,862	757,490
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	110,826	130,005
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	446	515
	less: Allowances (Exhibit J)	(228,551)	(228,023)
		3,266,662	1,767,233

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	382,308	328,307
	Accrued interest and adjustments	5,679	4,984
	less: Allowances (Exhibit J)	(6,871)	(6,585)
		381,116	326,706

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	854,168	773,355
	Other	69,705	63,354
	less: Allowances (Exhibit J)	(352)	(311)
		923,521	836,398

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	5,779	6,195
	Other (Note 6.3.)	434,699	332,889
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	253	332
	Other accrued interest and adjustments receivable	200	35
	less: Allowances (Exhibit J)	(6,693)	(8,744)
		434,238	330,707

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	620,900	593,558

I.	OTHER ASSETS (Exhibit F)	303,711	263,373

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	65,815	72,841
	Organization and development costs	229,197	206,088
		295,012	278,929

K.	ITEMS PENDING ALLOCATION	3,447	4,501

TOTAL ASSETS		48,341,245	43,563,888

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2013	12/31/2012
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	6,587,147	6,771,268
	From the financial sector	24,146	24,072
	From the non-financial private sector and foreign residents
	Checking accounts	6,241,765	5,946,947
	Savings accounts	6,746,471	6,018,303
	Time deposits	14,428,157	12,717,720
	Investment accounts	142,635	149,325
	Other (Note 6.5.)	703,291	695,067
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	209,476	171,269
		35,083,088	32,493,971

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	21,136	21,645
	Banks and International Institutions (Exhibit I)	95,049	273,968
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	572,958	523,176
	Amounts payable for spot and forward purchases pending settlement	85,694	116,092
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,974,412	470,703
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	40,000	40,000
	Other financing received from Argentine financial institutions	26,983	13,724
	Accrued interest payables	73	52
	Receivables from forward transactions without delivery of underlying asset	11
	Other (Note 6.6. and Exhibit I)	1,592,920	1,813,258
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	54,941	52,724
		4,464,177	3,325,342

N.	OTHER LIABILITIES
	Fees	239	7,076
	Other (Note 6.7.)	764,460	693,369
		764,699	700,445

O.	PROVISIONS (Exhibit J)	114,306	98,289

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	810,405	740,192

Q.	ITEMS PENDING ALLOCATION	2,432	6,554

TOTAL LIABILITIES		41,239,107	37,364,793

SHAREHOLDERS' EQUITY (As per related statement)		7,102,138	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		48,341,245	43,563,888

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	39,060,581	34,516,450
Contingent	10,309,883	8,960,163
Guarantees received	9,968,955	8,557,643
Other not covered by debtors classification standards	135	165
Contingent debit-balance contra accounts	340,793	402,355
Control	26,933,903	25,169,946
Receivables classified as irrecoverable	1,073,621	953,335
Other (Note 6.8.)	25,430,232	23,718,970
Control debit-balance contra accounts	430,050	497,641
Derivatives (Exhibit O)	1,816,795	386,341
Notional value of put options taken (Note 11.d))	60,137	56,045
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	840,387	127,918
Interest rate swap (Note 11.b))	70,000	85,000
Derivatives debit-balance contra accounts	846,271	117,378

CREDIT-BALANCE ACCOUNTS	39,060,581	34,516,450
Contingent	10,309,883	8,960,163
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)		19,669
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	126,494	131,488
Other guarantees provided not covered by debtors classification standards	152,941	153,762
Other covered by debtors classification standards (Exhibits B, C and D)	61,358	97,436
Contingent credit-balance contra accounts	9,969,090	8,557,808
Control	26,933,903	25,169,946
Checks to be credited	430,050	497,641
Control credit-balance contra accounts	26,503,853	24,672,305
Derivatives (Exhibit O)	1,816,795	386,341
Notional value of put options sold (Note 11.c))		14,713
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	846,271	102,665
Derivatives credit-balance contra accounts	970,524	268,963

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2013	06/30/2012

A.	FINANCIAL INCOME
	Interest on cash and due from banks	121	74
	Interest on loans to the financial sector	18,441	22,239
	Interest on overdrafts	466,165	300,927
	Interest on documents	273,048	191,253
	Interest on mortgage loans	141,589	89,343
	Interest on pledge loans	86,379	61,218
	Interest on credit card loans	402,818	317,304
	Interest on financial leases	32,392	31,075
	Interest on other loans (Note 6.9.)	1,893,545	1,401,978
	Net income from government and private securities (Note 6.10.)	132,311	200,648
	Interest on other receivables from financial intermediation	1,409	122
	Income from guaranteed loans - Presidential Decree No. 1,387/01	15,397	60
	CER (Benchmark Stabilization Coefficient) adjustment	21,224	530
	CVS (Salary Variation Coefficient) adjustment	345	143
	Difference in quoted prices of gold and foreign currency	210,675	157,220
	Other (Note 6.11.)	93,752	133,829
		3,789,611	2,907,963

B.	FINANCIAL EXPENSE
	Interest on savings accounts	19,483	14,651
	Interest on time deposits	1,273,495	955,355
	Interest on interfinancing received loans (received call)	2,302	2,312
	Interest on other financing from Financial Institutions	7	9
	Interest on other liabilities from financial intermediation	29,589	33,378
	Interest on subordinated bonds	37,541	32,078
	Other interest	1,653	1,376
	CER adjustment	2,121	2,223
	Contribution to Deposit Guarantee Fund	29,962	24,509
	Other (Note 6.12.)	283,998	173,332
		1,680,151	1,239,223

	GROSS INTERMEDIATION MARGIN - GAIN	2,109,460	1,668,740

C.	PROVISION FOR LOAN LOSSES	222,810	275,456

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	77,315	46,279
	Related to deposits	903,510	704,195
	Other commissions	23,525	19,108
	Other (Note 6.13.)	493,164	381,828
		1,497,514	1,151,410

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		06/30/2013	06/30/2012

E.	SERVICE-CHARGE EXPENSE
	Commissions	87,937	63,570
	Other (Note 6.14.)	293,723	196,710
		381,660	260,280

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,043,636	792,042
	Directors' and statutory auditors' fees	39,994	23,312
	Other professional fees	60,335	43,103
	Advertising and publicity	39,673	41,019
	Taxes	91,915	70,396
	Depreciation of equipment	43,937	37,989
	Amortization of organization costs	37,652	32,582
	Other operating expenses (Note 6.15.)	246,807	180,435
	Other	115,307	101,880
		1,719,256	1,322,758

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,283,248	961,656

G.	OTHER INCOME
	Income from long-term investments	96,432	84,158
	Penalty interest	20,299	17,705
	Recovered loans and allowances reversed	58,113	26,344
	CER adjustments	31	38
	Other (Note 6.16.)	50,693	40,740
		225,568	168,985

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	9	7
	Charges for other receivables uncollectibility and other allowances	25,023	16,957
	Amortization of differences related to court orders		9,508
	Depreciation and loss of other assets	568	904
	Goodwill amortization	7,026	7,026
	Other (Note 6.17.)	28,913	13,926
		61,539	48,328

	NET INCOME BEFORE INCOME TAX - GAIN	1,447,277	1,082,313

I.	INCOME TAX (Note 4.)	529,000	426,400

	NET INCOME FOR THE PERIOD - GAIN	918,277	655,913

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013								06/30/2012

				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	1,201,445		2,443,352	1,556,552	6,199,095	4,719,552

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 11, 2013 and April 16, 2012, respectively:
- Legal reserve				298,724			(298,724)
- Special Reserve for Subordinated Corporate Bonds (2)					71,916		(71,916)
- Voluntary Reserve for future distributions of earnings						1,170,681	(1,170,681)
- Personal assets tax on shares and interests							(15,234)	(15,234)	(14,075)

Reversal of special reserve from Subordinated Corporate Bonds					(40,137)		40,137

Net income for the period - Gain							918,277	918,277	655,913

Balances at the end of the period	594,485	398,750	4,511	1,500,169	31,779	3,614,033	958,411	7,102,138	5,361,390

(1) See Note 9. and Exhibit K.

(2) See Note 3.5.q.2).

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	8,741,880	4,940,328
Cash at end of the period	6,976,996	6,108,637
Net (decrease) / increase in cash	(1,764,884)	1,168,309

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(720,830)	(718,148)
Loans
To the financial sector	(181,904)	(38,583)
To the non-financial government sector	19,771	19,437
To the non-financial private sector and foreign residents	829,732	(7,076)
Other receivables from financial intermediation	(1,497,127)	(299,107)
Receivables from financial leases	(22,304)	52,659
Deposits
From the financial sector	73	2,232
From the non-financial government sector	(356,575)	1,990,508
From the non-financial private sector and foreign residents	1,621,804	1,124,761
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(2,281)	37,719
Others (except liabilities included under financing activities)	(143,091)	259,294
Collections related to service-charge income	1,493,525	1,144,629
Payments related to service-charge expenses	(369,591)	(257,769)
Administrative expenses paid	(1,636,004)	(1,300,071)
Payment of organization and development costs	(60,761)	(52,143)
Net collections from penalty interest	20,290	17,698
Differences from payments related to court orders	(3,887)	(7,390)
Collections of dividends from other companies		245
Other collections related to other income and losses	55,630	40,527
Net payments from other operating activities	(399,472)	(561,216)
Payment of income tax	(436,464)	(140,994)
Net cash flows (used in) / generated by operating activities	(1,789,466)	1,307,212

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012
Investing activities
Net payments for bank premises and equipment	(69,434)	(62,510)
Net payments for other assets	(38,360)	(42,798)
Net cash flows used in investing activities	(107,794)	(105,308)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(22,532)	(227,264)
Central Bank of Argentina
Other Other	(1,304)	12,104
Banks and International Institutions	(182,635)	6,773
Subordinated corporate bonds	(39,093)	(32,899)
Financing received from Argentine financial institutions	13,252	(897)
Net cash flows used in financing activities	(232,312)	(242,183)

Financial income and holding gains on cash and cash equivalents	364,688	208,588

Net (decrease) / increase in cash	(1,764,884)	1,168,309

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. During fiscal years 2006 and 2010, Banco Macro S.A. acquired control over Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2013, and December 31, 2012, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,552,310 and 1,472,825 (including 48,991 and 39,518 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of June 30, 2013, and December 31, 2012, the deposits held by the Salta Provincial Government with the Bank amounted to 1,897,776 and 1,694,001 (including 186,670 and 177,611 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2013 and December 31, 2012, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,137,633 and 717,115 (including 94,749 and 88,244 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of June 30, 2013 and December 31, 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 1,749,733 and 1,296,416 (including 442,087 and 399,832 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of June 30, 2013, and December 31, 2012, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 12,634 and 10,686, respectively.

Also, as of June 30, 2013, and 2012, net income recorded through the method mentioned in the previous paragraph amounted to 12,975 and 23,561, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", whereby Banco Privado de Inversiones S.A. will merge with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The share exchange relationship was agreed at 0.106195 of a common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. Therefore, the minority shareholders of Banco Privado de Inversiones S.A. will be entitled to receive 0.106195 shares of Banco Macro S.A. for each common share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 Class B shares of common stock with a face value of Ps 1, subject to the approvals by the appropriate agencies.

After the term within which the Bank’s creditors could file objections elapsed, the "final merger agreement" was signed on July 10, 2013.

Additionally, as of the date of issuance of these financial statements, the merger was pending approval by the Bank’s various oversight agencies.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of June 30, 2013, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2013, are presented comparatively with data for the same period in the prior fiscal year.

Additionally, due to the modification of certain disclosure methods defined for certain items in the balance sheet, which do not materially affect the shareholders’ equity of the Bank, the financial statements as of December 31, 2012 were modified for the sole purpose of comparing them with the financial statements as of June 30, 2013.

3.3.	Unit of measurement

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of June 30, 2013, and 2012 and December 31, 2012, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of June 30, 2013 and December 31, 2012, the present value calculated by the Bank for these securities amounts to 515,276 and 352,521, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1,387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of June 30, 2013 and December 31, 2012, the present value reported by the Central Bank for these securities amounted to 264,679 and 272,589, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Loans and deposits of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets (government securities) as of the last respective business day, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: as of December 31, 2012, they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of June 30, 2013 and December 31, 2012, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

l)	Intangible assets:

Goodwill and organization and development costs: they were valued at their cost, restated as explained in Note 3.3. as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2013 coupons: as of December 31, 2012 such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options taken: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 3.3. was included in the "Adjustments to shareholders’ equity" account.

q.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of subordinated corporate bonds issued by the Bank (see Note 10.a.1), this reserve is reversed on a monthly basis as the related interest is recorded in the related statements of income.

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	06/30/2013	12/31/2012	06/30/2012

Cash	6,976,996	8,721,854	6,108,637

Government and private securities

Instruments issued by the Central Bank		20,026

Cash and cash equivalents	6,976,996	8,741,880	6,108,637

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2013 and 2012, the Bank estimated an income tax charge of 529,000 and 426,400, respectively; hence, no minimum presumed income tax should be assessed for periods ended on such dates.

Additionally, as of June 30, 2013, the Bank made income tax prepayments for 184,533 for the 2013 fiscal year, which will be applied to the tax amount assessed in the 2013 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of June 30, 2013 and December 31, 2012 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
			to total			to total
			income /			income /
	to equity		(loss) (1)	to equity		(loss) (1)
Item	06/30/2013	12/31/2012	06/30/2013	06/30/2013	12/31/2012	06/30/2013
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	6,033	6,300	(267)	5.863	6,583	(720)
Instruments issued by the Central Bank and booked at amortized cost		21	(21)	(419)	63	(482)
Guaranteed loans – Presidential Decree No. 1,387/01	(28,125)	(16,350)	(11,775)	(28,125)	(16,350)	(11,775)
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(97,500)	(102,276)	4,776	(97,500)	(102,276)	4,776
Other	(60,413)	(62,762)	2,349	(60,413)	(62,762)	2,349
Interests in other companies (c)	20,177	16,761	3,416
Deferred assets – Income tax (d)	124,444	67,950	56,494	145,210	84,386	60,824
Other assets (e)	669	(477)	1,146	669	(477)	1,146
Liabilities – Provisions (f)	(57,140)	(59,351)	2,211	(57,140)	(59,351)	2,211

Total	(91,855)	(150,184)	58,329	(91,855)	(150,184)	58,329

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the six-month period ended June 30, 2012, would have increased by 97,388.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	06/30/2013	12/31/2012

Other loans	3,469,228	3,715,721
Export financing and prefinancing	1,012,674	990,352
	4,481,902	4,706,073

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Debt securities issued by financial trusts	398,081	421,755
Certificates of participation in financial trusts	240,781	335,703
Other		32
	638,862	757,490

6.3)	Other receivables – Other

Sundry receivables	283,648	227,647
Security deposits	103,630	51,938
Advanced prepayments	32,317	36,631
Tax prepayments	2,432	5,823
Other	12,672	10,850
	434,699	332,889

6.4)	Deposits - Nonfinancial government sector

Certificate of deposit	3,178,437	3,430,988
Checking accounts	2,133,355	2,016,288
Savings accounts	729,535	594,561
Investment accounts	163,065	224,876
Accrued interest, adjustments and listed price differences payable	41,976	47,781
Other	340,779	456,774
	6,587,147	6,771,268

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	405,042	441,603
Unemployment fund for workers of the construction industry	156,827	145,572
Attachments	113,838	87,487
Security deposits	1,734	1,606
Special deposits related to inflows of foreign funds	645	1,539
Other	25,205	17,260
	703,291	695,067

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.6)	Other liabilities from financial intermediation - Other

	06/30/2013	12/31/2012

Purchase financing payables	509,187	602,147
Other withholdings and additional withholdings	247,960	279,894
Collections and other transactions on account and behalf of others	242,616	130,190
Other payment orders pending settlement	148,480	152,063
Miscellaneous not subject to minimum cash requirements	140,360	461,905
Miscellaneous subject to minimum cash requirements	95,327	25,216
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see note 7.)	83,832	83,832
Retirement pension payment orders pending settlement	62,677	41,208
Other	62,481	36,803
	1,592,920	1,813,258

6.7)	Other Liabilities - Other

Taxes payable	517,410	461,627
Miscellaneous payables	111,009	94,105
Salaries and payroll taxes payable	93,282	103,186
Withholdings on salaries	38,194	29,876
Prepayment for the sale of assets	4,565	4,575
	764,460	693,369

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	17,854,414	15,843,687
Securities in custody	3,973,016	4,425,794
Checks and securities not yet collected	2,477,724	2,238,872
Checks and securities to be debited	512,671	627,706
Managed portfolios (see note 12.)	475,390	458,591
Checks and securities to be collected	137,017	124,320
	25,430,232	23,718,970

6.9)	Financial income – Interest on other loans

	06/30/2013	06/30/2012

Personal loans	1,489,892	1,092,858
Other	403,653	309.120
	1,893,545	1,401,978

6.10)	Financial income – Net income from government and private securities

Government securities	101,444	173,724
Financial trusts	24,815	19,149
Other	6,052	7,775
	132,311	200,648

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.11)	Financial income – Other

	06/30/2013	06/30/2012

Premiums on reverse repurchase agreements with the financial sector	55,156	97,698
Interests on loans for export prefinancing and financing	24,151	23,568
Forward foreign-currency transactions offset	14,445	11,041
Other		1,522
	93,752	133,829

6.12)	Financial expense – Other

Turnover tax and municipal assessments	281,965	170,677
Premiums on repurchase agreements with the financial sector	1,777	1,298
Other	256	1,357
	283,998	173,332

6.13)	Service-charge income - Other

Debit and credit card income	323,285	224,441
Rental of safe deposit boxes	33,818	29,806
Service commissions – Joint ventures (see Note 2.5.)	24,718	44,490
Other	111,343	83,091
	493,164	381,828

6.14)	Service-charge expense - Other

Debit and credit card expenses	150,383	121,770
Turnover tax and municipal assessments	66,631	40,504
Commissions paid to lending agents	60,110	25,137
Other	16,599	9,299
	293,723	196,710

6.15)	Administrative expenses – Other operating expenses

Security services	78,083	50,375
Maintenance, conservation and repair expenses	77,281	52,726
Electric power and communications	43,572	38,202
Leases	32,638	26,550
Stationery and office supplies	7,825	6,683
Insurance	7,408	5,899
	246,807	180,435

6.16)	Other income – Other

Other adjustments and interest on other receivables	6,143	6,070
Services provided to Banco del Tucumán S.A.	4,358	4,409
Gain on sale of bank premises and equipment, and other assets	3,980	5,849
Other	36,212	24,412
	50,693	40,740

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.17)	Other expense – Other

	06/30/2013	06/30/2012

Donations	7,300	5,057
Turnover tax	1,954	1,379
Other	19,659	7,490
	28,913	13,926

7.	RESTRICTED ASSETS

As of June 30, 2013 and December 31, 2012 the following Bank’s assets are restricted:

Item	06/30/2013	12/31/2012

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	89,270	88,984
• Argentine government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	51,595	35,768
• Secured Bonds under Presidential Decree No. 1,579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	32,988	35,906
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions	30,384	5,322
• Other government and private securities	13,228	13,830
Subtotal government and private securities	217,465	179,810

Loans

• Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	41,450	37,664
Subtotal Loans	41,450	37,664

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	06/30/2013	12/31/2012

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	552,512	461,630

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Compañía General de Avales SGR (mutual guarantee association), formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011	5,319	5,460
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012	20,630	20,000
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	20,507	20,000
Subtotal other receivables from financial intermediation	598,968	507,090

Other receivables

• Security deposits related to credit card transactions	98,756	46,080

• Other security deposits	4,874	5,858
Subtotal other receivables	103,630	51,938

Total	961,513	776,502

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	06/30/2013	12/31/2012

ASSETS

Cash			3,937			3,937	3,692

Loans					202,320	202,320	138,484

Other receivables from financial intermediation				46,428	173,402	219,830	111,173

Receivables from financial leases				6,932	1,607	8,539	8,479

Other receivables	534			2,216	1,309	4,059

Items pending allocation	9					9	39

Total assets	543		3,937	55,576	378,638	438,694	261,867

LIABILITIES

Deposits		35	1,039	8,228	475,561	484,863	497,495

Other liabilities from financial intermediation		110		41,426		41,536	2,034

Total liabilities		145	1,039	49,654	475,561	526,399	499,529

MEMORANDUM ACCOUNTS

Debit-balance accounts – Contingent							64,596

Debit-balance accounts – Control			1,614		286,101	287,715	289,997

Credit-balance accounts – Contingent	923				971	1,894	3,136

Credit-balance accounts – Derivates					2,808	2,808	2,060

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	06/30/2013	06/30/2012

INCOME (EXPENSE)

Financial income				278	10,804	11,082	9,978
Financial expense	(1,551)				(4,901)	(6,452)	(7,244)
Service-charge income	14		1	1,636	907	2,558	2,142
Service-charge expense							(225)
Administrative expenses	(6)	(611)				(617)	(532)
Other income	4,777					4,777	4,479

Total income / (loss)	3,234	(611)	1	1,914	6,810	11,348	8,598

(1)	Includes amounts generated by the Bank and its subsidiaries with their related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2013, amounted to 594,485. It has remained unchanged for the last three years.

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 06/30/2013		06/30/2013	12/31/2012

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	810,405	740,192

Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	593,115	541,705

Total						1,403,520	1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 20.a.3)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically, The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.
-	Options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m).

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of June 30, 2013 and December 31, 2012 are as follows:

Transaction	06/30/2013	12/31/2012

Net position of repurchase agreements	(1,819,212)	(324,454)

Net asset position of forward transactions without delivery of the underlying asset (a)	(5,884)	25,253

Interest rate swaps (b)	70,000	85,000

Position of put options sold on BODEN 2013 coupons (c)		14,713

Position of put options taken (d)	60,137	56,045

Net income (loss) resulting from these transactions for the six-month periods ended June 30, 2013, and December 31, 2012, amount to income (loss):

Transaction	06/30/2013	06/30/2012

Premiums on reverse repurchase agreements	55,156	97,709

Premiums on repurchase agreements	(1,777)	(1,298)

Interest rate swap	(255)	154

Forward foreign-currency transactions offset	14,445	11,041

Total	67,569	107,606

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of June 30, 2013, and 2012, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 70,000 and 85,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire between September 30, 2013, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	Related to put options on the BODEN 2013 coupons provided in Presidential Decree No. 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. On April 30, 2013 the BODEN 2013 coupons matured, as per the terms of issue.

(d)	Related to the following options:

d.1)	As of June 30, 2013, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXIX, which may be received by the Bank as payment of the assignment value established in the agreement executed on June 26, 2013, with Banco de Servicios y Transacciones S.A. The initial price was set at 60,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

d.2)	As of December 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI and, may be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

12.	PORTFOLIO MANAGEMENT

As of June 30, 2013, and December 31, 2012, the Bank manages the following portfolios:

	Managed portfolio as of
Item	06/30/2013	12/31/2012
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,046	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,213	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A.	101,265	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	75,222	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,118	58,085

• On November 22, 2012, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trust Fideicomiso Financiero Privado “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian.	90,793	93,566

• Other portfolios managed by the Bank.	93,733	83,369
Total	475,390	458,591

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of June 30, 2013, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	466,058,137	268,732	343,053

Pionero Renta Ahorro	145,185,764	64,237	142,893

Pionero F F	294,964,834	149,493	297,538

Pionero Renta	210,912,917	45,379	203,257

Pionero Acciones	3,115,873	1,144	3,029

Pionero Renta Dólares	30,213	12

Pionero Empresas FCI Abierto PYMES	109,024	100	90

Pionero Consumo	101,575	100	100

Argenfunds Ahorro Pesos	170,727,264	143,962	170,807

Argenfunds Renta Privada	223,589,905	199,097	224,361

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10539 of February 28, 2013.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency, are met. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts, Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of June 30, 2013, and December 31, 2012, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	06/30/2013	12/31/2012

Certificates of participation:

Frávega Créditos I and II (a)	14,707	50,977

TST & AF (b)		57,731

Other	2,242	3,163
Subtotal certificates of participation	16,949	111,871

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Financial trust	06/30/2013	12/31/2012

Debt securities:

Underwriting agreements (c)	220,130	238,182

Loma Blanca (d)	86,183	76,350

Other (e)	91,768	107,223
Subtotal debt securities	398,081	421,755
Total	415,030	533,626

(a)	Frávega Créditos I and II Trust

On June 28, and December 20, 2012, Frávega S.A.C.I. e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Frávega Créditos I and Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of both trusts is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

As of June 30, 2013, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by the trusts Frávega Créditos I and Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 58,281.

(b)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. In addition, as of December 31, 2012, the Bank was the direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7.1.a) to the consolidated financial statements).

On May 15, 2013, the Trust redeemed the certificates of participation held by the Bank, which received property and cash as payment. This transaction did not materially impact in the income statement.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom and Pvcred). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues, The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 591,035.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976/01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	TATSA (formerly SAETA)

It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of June 30, 2013, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iv)	Galtrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

Additionally, Note 7.1. to the consolidated financial statements include a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of June 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts total 7,595 and 7,147, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of June 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 667,455 and 667,866, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 490,949 and 400,026, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for June 2013 are listed below, indicating the balances as of month-end of the related accounts:

Item	06/30/2013

Cash
Amounts in Central Bank accounts	4,793,018

Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	552,512

Total	5,345,530

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for June 2013, along with its computable capital as of the end of that month:

Item	06/30/2013

Minimum capital requirement	3,871,260

Computable capital	6,450,053

Excess amount	2,578,793

18.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant effective claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters.

Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above, while displaying volatility in financial asset prices and increased interest rates. Also, there are some important variations in prices of other relevant economic variables, such as salary costs, the prices of major raw materials and the exchange rate, which may affect the interpretation of accounting information and financial position and income of companies in general. From a regulatory standpoint, regulations have increased and, in relation to the foreign exchange market in particular, since October 2011 the Government has imposed certain restrictions on access to the free exchange market (MULC), which is the only market established by Argentine regulations for buying and selling foreign currency. Finally, on December 27, 2012, a new Capital Markets Law was enforced, regulated by Presidential Decree No. 1,023/2013 dated July 29, 2013, leaving the CNV as enforcement authority, with the ability to issue additional rules and clarifications that are necessary to implement the provisions of the Law.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects on its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

Additionally, as of June 30, 2013 and December 31, 2012, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 11,739 and 10,719 at the stand-alone level, respectively, and a total of 18,824 and 17,112 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with Argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012	06/30/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		895,133	566,583	890,697		890,697
Secured bonds under Presidential Decree No. 1,579/02 at 2.00%		273,792	69,678	270,817		270,817
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		182,466	119,993	194,710		194,710
Consolidation bonds in pesos - 7° serie - Maturity: 01-04-2016		54,424		56,047		56,047
Federal government bonds in US dollars at 7.00% - Maturity: 2015		41,735	10,470	516		516
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2.00%		34,925	38,653	19,358		19,358
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		27,755	62,879	31,215		31,215
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013		27,582		27,582		27,582
Consolidation bonds in pesos - 8° serie		21,748	36	23,470		23,470
Consolidation bonds in pesos - 4° serie at 2.00%		21,486	217	15,373		15,373
Other		46,708	87,562	32,732		32,732
Subtotal holdings booked at market value		1,627,754	956,071	1,562,517		1,562,517

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017	54,782	54,782

Subtotal government securities under repo transactiones with Central Bank of Argentina		54,782

Holdings booked at amortized cost
- Local
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016	159,757	159,757		159,757		159,757
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	110,062	106,185	146,341	106,185		106,185
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	101,701	101,701		101,701		101,701
Debt Securities of the Province of Mendoza Class 1 in US dollars - Maturity: 05-28-2016	64,080	64,080		64,080		64,080
Province of Entre Ríos Treasury Bills in pesos – Maturity: 10-24-2013	25,099	25,099		25,099		25,099
Province of Chubut Treasury Bills Class 2 Serie VII in pesos – Maturity: 10-25-2013	24,435	24,435		24,435		24,435
Province of Chubut Treasury Bills Class 3 Serie VI in pesos – Maturity: 09-24-2013	15,076	15,076		15,076		15,076
Province of Chubut Treasury Bills Class 2 Serie VI in pesos – Maturity: 08-26-2013	15,066	15,066		15,066		15,066
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Subtotal Holdings booked at amortized cost		511,399	345,427	511,399		511,399

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012	06/30/2013
Name	Market value or Present Value	Book balance	Book Balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,453,294
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		278,525
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		1,731,819	131,443

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			11,038
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			8,988
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			20,026

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina Notes at market value - Own portfolio			26,320

Subtotal Instruments issued by the Central Bank of Argentina		1,731,819	177,789

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012	06/30/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,731,819	177,789

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 01-23-2013			139,698

Subtotal Central Bank of Argentina Notes - Under repo Transactions			172,818

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2013		17		17		17
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		17		17		17
Total Instruments issued by the Central Bank of Argentina		1,731,836	350,607	17		17
Total Government securities		3,925,771	1,652,105	2,073,933		2,073,933

Total government and private Securities		3,925,771	1,652,105	2,073,933		2,073,933

(1) Position without options as of June 30, 2013, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012

COMMERCIAL

In normal situation	13,937,489	13,254,939
With Senior “A” guarantees and counter-guarantees	880,519	598,104
With Senior “B” guarantees and counter-guarantees	2,387,102	1,987,574
Without Senior guarantees or counter-guarantees	10,669,868	10,669,261

Subject to special monitoring	47,252	142,630
In observation
With Senior “B” guarantees and counter-guarantees	31,302	25,625
Without Senior guarantees or counter-guarantees	13,292	117,005
Under negotiation or refinancing agreement
With Senior “B” guarantees and counter-guarantees	2,177
Without Senior guarantees or counter-guarantees	481

Troubled	27,606	19,854
With Senior “B” guarantees and counter-guarantees	15,446	11,516
Without Senior guarantees or counter-guarantees	12,160	8,338

With high risk of insolvency	79,038	71,126
With Senior “A” guarantees and counter-guarantees	3,453
With Senior “B” guarantees and counter-guarantees	42,952	22,723
Without Senior guarantees or counter-guarantees	32,633	48,403

Irrecoverable	116,170	91,931
With Senior “A” guarantees and counter-guarantees	8,264
With Senior “B” guarantees and counter-guarantees	3,552	1,642
Without Senior guarantees or counter-guarantees	104,354	90,289

Subtotal Commercial	14,207,555	13,580,480

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012

CONSUMER

Performing	18,019,139	16,203,898
With Senior “A” guarantees and counter-guarantees	287,122	46,170
With Senior “B” guarantees and counter-guarantees	1,396,084	1,226,121
Without Senior guarantees or counter-guarantees	16,335,933	14,931,607

Low risk	282,806	265,584
With Senior “A” guarantees and counter-guarantees	2,213	157
With Senior “B” guarantees and counter-guarantees	8,937	12,499
Without Senior guarantees or counter-guarantees	271,656	252,928

Medium risk	189,679	169,675
With Senior “A” guarantees and counter-guarantees	49	9
With Senior “B” guarantees and counter-guarantees	3,807	4,520
Without Senior guarantees or counter-guarantees	185,823	165,146

High risk	126,445	108,676
With Senior “A” guarantees and counter-guarantees	225	69
With Senior “B” guarantees and counter-guarantees	5,160	4,407
Without Senior guarantees or counter-guarantees	121,060	104,200

Irrecoverable	99,537	88,172
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	8,112	7,063
Without Senior guarantees or counter-guarantees	91,424	81,109

Irrecoverable according to Central Bank's rules	136	134
Without Senior guarantees or counter-guarantees	136	134

Subtotal Consumer	18,717,742	16,836,139
Total	32,925,297	30,416,619

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,324,517	7.06	2,684,306	8.83
50 next largest customers	3,395,851	10.31	3,817,902	12.55
100 next largest customers	2,494,517	7.58	2,177,917	7.16
Other customers	24,710,412	75.05	21,736,494	71.46

Total	32,925,297	100.00	30,416,619	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	16	29,264	15,047	5,973	49,002	152,715	373,347	625,364

Financial sector		302,272	28,468	9,305	82,880	19,415	91	442,431

Non-financial private sector and foreign residents	285,165	10,735,030	3,713,715	3,045,946	3,002,766	4,208,609	6,866,271	31,857,502

Total	285,181	11,066,566	3,757,230	3,061,224	3,134,648	4,380,739	7,239,709	32,925,297

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2013					12/31/2012	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	528,490	456,898	Financial institution	06-30-13	43,960	587,655	79,607
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	103,068	96,779	Financial institution	06-30-13	86,659	103,948	6,343
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	47,248	39,367	Brokerage house	06-30-13	12,886	46,407	7,168
Macro Fiducia S.A	Common	1	1	6,475,143	11,972	12,555	Services	06-30-13	6,567	11,822	627
Macro Fondos SGFCI S.A.	Common	1	1	327,183	3,317	4,321	Mutual funds management	06-30-13	1,713	16,081	5,893
Foreign
Macro Bank Limited	Common	1	1	9,816,899	221,870	219,002	Financial institution	06-30-13	9,817	221,870	2,869
Subtotal subsidiaries					915,965	828,922

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-12	23,599	62,631	25,777
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-12	7,200	6,743	(962)
Visa Argentina S.A.	Common	1	1	1,033,503	2,086	2,086	Business services	05-31-12	15,000	231,208	169,876
COEL S.A.	Common	1	1	86,236	138	124	Financial Services	12-31-12	1,000	3,106	500
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-11	650	371	153
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-12	242	16,222	280
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-12	10,250	33,071	8,307
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-12	13,419	562,680	4,079
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	424	388	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	316	288	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Subtotal non-subsidiaries					6,417	6,339

Total in financial institutions, supplementary and authorized activities					922,382	835,261

In other companies
- Non-subsidiaries
In Argentina
Other					1,464	1,424
Foreign
SWIFT S.A.	Common	1	1	5	27	24	Services	12-31-12	973,323	1,638,274	90,222
Total in other companies					1,491	1,448
Total (1)					923,873	836,709

(1) As of June 30, 2013 and December 31, 2012 the Bank booked allowances for impairment in value amounting for 352 and 311, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	346,553	7,835	1,157	220	50	7,158	348,167
Furniture and facilities	79,856	7,544			10	5,914	81,486
Machinery and equipment	130,753	49,716			5	24,670	155,799
Vehicles	36,396	5,247			5	6,195	35,448

Total	593,558	70,342	1,157	220		43,937	620,900

Other assets
Works in progress	53,393	19,707	(1,157)				71,943
Works of art	1,177			7			1,170
Prepayments for the purchase of assets	13,256	425					13,681
Foreclosed assets	5,195	727		259	50	40	5,623
Leased buildings	572				50	1	571
Stationery and office supplies	9,265	17,319		16,280			10,304
Other assets	180,515	31,481		11,062	50	515	200,419

Total	263,373	69,659	(1,157)	27,608		556	303,711

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book value at		Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	72,841		10	7,026	65,815
Organization and development costs (b)	206,088	60,761	5	37,652	229,197

Total	278,929	60,761		44,678	295,012

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,862,442	16.71	5,962,115	18.35
50 next largest customers	3,855,916	10.99	3,563,116	10.97
100 next largest customers	1,760,948	5.02	1,804,974	5.55
Other customers	23,603,782	67.28	21,163,766	65.13

Total	35,083,088	100.00	32,493,971	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	28,616,648	5,442,607	834,318	184,322	3,262	1,931	35,083,088

Other liabilities from financial intermediation

Central Bank of Argentina	2,974		430	2,886	5,444	9,402	21,136
Banks and International Institutions	24,850	47,644	24,069				96,563
Non-subordinated corporate bonds		20,157				572,958	593,115
Financing received from Argentine financial institutions	40,971	1,306	1,976	5,269	12,079	38,725	100,326
Other	1,377,586	124,332	2,289	2,788	1,693	84,232	1,592,920

	1,446,381	193,439	28,764	10,943	19,216	705,317	2,404,060

Subordinated corporate bonds			2,625			807,780	810,405

Total	30,063,029	5,636,046	865,707	195,265	22,478	1,515,028	38,297,553

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	828,838	287,403	212,027	21,576	882,638
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,023	1,634	1,106		228,551
Receivables from financial leases
For uncollectibility risk	6,585	291		5	6,871
Investments in other companies
For impairment in value	311	41			352
Other receivables
For uncollectibility risk	8,744	475	2,231	295	6,693

Total allowances	1,072,501	289,844	215,364	21,876	1,125,105

PROVISIONS
Contingent commitments	5	5,528		2	5,531
For other contingencies	87,565	18,211	8,740		97,036
Difference from court deposits dollarization	10,719	1,020			11,739

Total Provisions	98,289	24,759	8,740	2	114,306

(1) See notes 3.5.f). and 3.5.o).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	06/30/2013																12/31/2012
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	3,625,240	3,589,998	1,494	234	81	583	76	161	562	29	271	1,054	695	26	4,391	25,585	2,897,285
Government and private securities	480,186	480,186															213,179
Loans	2,068,520	2,068,520															2,430,839
Other receivables from financial intermediation	283,309	275,237	1,064													7,008	170,176
Receivables from financial leases	27,391	27,391															38,029
Investments in other companies	222,637	222,637															219,702
Other receivables	165,358	165,358															119,688
Items pending allocation	1,318	1,318															1,025

Total	6,873,959	6,830,645	2,558	234	81	583	76	161	562	29	271	1,054	695	26	4,391	32,593	6,089,923

LIABILITIES
Deposits	2,197,354	2,197,354															2,273,803
Other liabilities from financial intermediation	1,104,681	1,087,244	904	101		41			112							16,279	1,048,945
Other liabilities	2,535	2,535															2,315
Subordinated corporate bonds	810,405	810,405															740,192
Items pending allocation	14	14															43

Total	4,114,989	4,097,552	904	101		41			112							16,279	4,065,298

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,210,001	1,210,001															1,292,471
Control	730,299	698,999														31,300	959,384
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	119,727	119,027														700	177,724

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Item	06/30/2013 (1)	12/31/2012 (1)

Loans
Overdrafts	55,931	33,561
Without Senior guarantees or counter-guarantees	55,931	33,561
Documents	53
Without Senior guarantees or counter-guarantees	53
Mortgage and pledge	9,105	6,283
With Senior “B” guarantees and counter-guarantees	9,105	6,283
Personal	294	307
Without Senior guarantees or counter-guarantees	294	307
Credit cards	20,092	14,960
Without Senior guarantees or counter-guarantees	20,092	14,960
Other	31,504	33,933
Without Senior guarantees or counter-guarantees	31,504	33,933

Total loans	116,979	89,044

Other receivables from financial intermediation	744	451

Receivables from financial leases	8,600	8,602

Contingent Commitments	1,231	4,522

Investments in other companies	916,440	829,397
Total	1,043,994	932,016

Allowances / Provisions	1,415	1,133

(1) As of June 30, 2013 and December 31, 2012 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		60,137

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,837,690

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	3	1	1,533,177

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	5	4	30	153,481

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	57	11	30	70,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012
ASSETS

A. CASH
Cash on hand	2,142,206	2,794,916
Due from banks and correspondents
Central Bank of Argentina	5,458,406	6,543,996
Local Other	24,839	13,628
Foreign	697,307	694,200
Other	337	308
	8,323,095	10,047,048

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)

Holdings booked at market value	2,145,963	1,357,022
Government securities under repo transactions with Central Bank of Argentina	54,782
Holdings booked at amortized cost	517,125	353,174
Instruments issued by the Central Bank of Argentina	2,322,131	612,889
Investments in listed private securities	2	19,993
	5,040,003	2,343,078

C. LOANS
To the non-financial government sector	602,754	586,557
To the financial sector
Interfinancing - (granted call)	247,917	166,546
Other financing to Argentine financial institutions	191,197	130,612
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,918	2,092
To the non-financial private sector and foreign residents
Overdrafts	4,487,602	4,280,640
Documents	3,635,856	3,651,390
Mortgage loans	1,896,890	1,508,463
Pledge loans	1,143,982	928,693
Personal loans	12,315,055	10,826,601
Credit cards	5,310,901	4,725,177
Other	4,635,824	4,808,641
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	551,098	570,281
less: Unearned discount	(107,702)	(95,940)
less: Allowances (Note 4.)	(947,752)	(887,156)
	33,965,540	31,202,597

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	670,584	517,360
Amounts receivable from spot and forward sales pending settlement	2,482,811	697,854
Securities and foreign currency receivable from spot and forward purchases pending settlement	160,335	216,144
Unlisted corporate bonds	219,149	141,560
Receivables from forward transactions without delivery of underlying asset	2,377	12
Other receivables not covered by debtors classification standards	692,785	863,436
Other receivables covered by debtors classification standards	199,217	176,483
Accrued interest receivables covered by debtors classification standards	446	515
less: Allowances (Note 4.)	(234,099)	(233,123)
	4,193,605	2,380,241

E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	376,480	323,077
Accrued interest and adjustments	5,751	5,069
less: Allowances (Note 4.)	(6,883)	(6,599)
	375,348	321,547

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	742	676
Other	12,325	12,267
less: Allowances (Note 4.)	(1,346)	(1,379)
	11,721	11,564

G. OTHER RECEIVABLES
Receivables from sale of assets	5,779	6,195
Other	471,636	372,966
Accrued interest and adjustments receivable on from sale of assets	253	332
Other accrued interest and adjustments receivables	200	35
less: Allowances (Note 4.)	(7,064)	(9,282)
	470,804	370,246

H. BANK PREMISES AND EQUIPMENT, NET	687,759	654,002

I. OTHER ASSETS	307,844	268,445

J. INTANGIBLE ASSETS
Goodwill	65,815	72,841
Organization and development costs	239,713	215,690
	305,528	288,531

K. ITEMS PENDING ALLOCATION	5,345	6,766

TOTAL ASSETS	53,686,592	47,894,065

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

LIABILITIES	06/30/2013	12/31/2012

L. DEPOSITS
From the non-financial government sector	8,549,670	8,318,383
From the financial sector	24,115	24,222
From the non-financial private sector and foreign residents
Checking accounts	7,145,826	6,716,911
Savings accounts	7,384,034	6,467,168
Time deposits	15,318,850	13,596,225
Investment accounts	142,635	149,325
Other	748,543	737,870
Accrued interest, adjustments, foreign exchange and quoted price differences payables	216,704	178,568
	39,530,377	36,188,672

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	21,225	21,725
Banks and International Institutions	95,049	273,968
Non-subordinated Corporate Bonds	572,958	523,176
Amounts payable for spot and forward purchases pending settlement	135,389	202,313
Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,581,562	739,730
Financing received from Argentine financial institutions
Interfinancing (received call)	40,000	40,000
Other financing received from Argentine financial institutions	26,983	13,724
Accrued interest payables	73	52
Receivables from forward transactions without delivery of underlying asset	11
Other	1,660,655	1,917,546
Accrued interest, adjustments, foreign exchange and quoted price differences payables	54,941	52,724
	5,188,846	3,784,958

N. OTHER LIABILITIES
Dividends payables	19
Fees	700	7,470
Other	844,172	783,232
	844,891	790,702

O. PROVISIONS (Note 4.)	147,500	131,683

P. SUBORDINATED CORPORATE BONDS	810,405	740,192

Q. ITEMS PENDING ALLOCATION	3,069	7,408

MINORITY INTERESTS IN SUBSIDIARIES	59,366	51,355

TOTAL LIABILITIES	46,584,454	41,694,970

SHAREHOLDERS' EQUITY	7,102,138	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	53,686,592	47,894,065

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	42,877,300	37,863,919

Contingent	10,572,031	9,176,324
Guarantees received	10,231,195	8,776,152
Other not covered by debtors classification standards	135	165
Contingent debit-balance contra accounts	340,701	400,007

Control	29,725,052	27,487,838
Receivables classified as irrecoverable	1,125,386	995,622
Other	28,169,616	25,994,575
Control debit-balance contra accounts	430,050	497,641

Derivatives	1,816,795	386,341
Notional value of put options taken	60,137	56,045
Notional value of forward transactions without delivery of underlying asset	840,387	127,918
Interest rate swap	70,000	85,000
Derivatives debit-balance contra accounts	846,271	117,378

Trust activity	763,422	813,416
Trust funds	763,422	813,416

CREDIT-BALANCE ACCOUNTS	42,877,300	37,863,919

Contingent	10,572,031	9,176,324
Credit lines granted (unused portion) covered by debtors classification standards		19,669
Other guarantees provided covered by debtors classification standards	126,402	129,140
Other guarantees provided not covered by debtors classification standards	152,941	153,762
Other covered by debtors classification standards	61,358	97,436
Contingent credit-balance contra accounts	10,231,330	8,776,317

Control	29,725,052	27,487,838
Checks to be credited	430,050	497,641
Control credit-balance contra accounts	29,295,002	26,990,197

Derivatives	1,816,795	386,341
Notional value of put options sold		14,713
Notional value of forward transactions without delivery of underlying asset	846,271	102,665
Derivatives credit-balance contra account	970,524	268,963

Trust activity	763,422	813,416
Trust activity credit-balance contra accounts	763,422	813,416

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012

A. FINANCIAL INCOME
Interest on cash and due from banks	121	74
Interest on loans to the financial sector	21,880	22,380
Interest on overdrafts	472,574	306,426
Interest on documents	276,347	195,449
Interest on mortgage loans	147,488	91,732
Interest on pledge loans	88,510	61,375
Interest on credit card loans	446,000	349,265
Interest on financial leases	32,253	30,977
Interest on other loans	2,173,402	1,633,172
Net income from government and private securities	132,660	218,413
Interest on other receivables from financial intermediation	1,655	399
Income from guaranteed loans - Presidential Decree No. 1,387/01	15,397	62
CER (Benchmark Stabilization Coefficient) adjustment	21,224	531
CVS (Salary Variation Coefficient) adjustment	345	143
Difference in quoted prices of gold and foreign currency	237,987	170,043
Other	108,640	138,303
	4,176,483	3,218,744

B. FINANCIAL EXPENSE
Interest on checking accounts	190	126
Interest on savings accounts	20,592	15,471
Interest on time deposits	1,374,240	1,017,063
Interest on interfinancing received loans (received call)	1,999	2,229
Interest on other financing from financial institutions	7	9
Interest on other liabilities from financial intermediation	29,589	33,378
Interest on subordinated bonds	37,541	32,078
Other interest	1,653	1,383
CER adjustment	2,121	2,223
Contribution to Deposit Guarantee Fund	32,620	26,641
Other	312,294	193,895
	1,812,846	1,324,496

GROSS INTERMEDIATION MARGIN - GAIN	2,363,637	1,894,248

C. PROVISION FOR LOAN LOSSES	242,420	300,112

D. SERVICE-CHARGE INCOME
Related to lending transactions	87,585	52,803
Related to deposits	957,458	747,177
Other commissions	23,642	19,160
Other	544,796	421,203
	1,613,481	1,240,343

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012

E. SERVICE-CHARGE EXPENSE
Commissions	95,412	68,340
Other	317,884	214,684
	413,296	283,024

F. ADMINISTRATIVE EXPENSES
Personnel expenses	1,138,657	864,371
Directors' and statutory auditors' fees	46,771	29,127
Other professional fees	65,382	48,751
Advertising and publicity	41,248	41,974
Taxes	101,553	80,840
Depreciation of equipment	47,329	40,525
Amortization of organization costs	40,475	34,928
Other operating expenses	268,169	197,796
Other	131,417	113,732
	1,881,001	1,452,044

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,440,401	1,099,411

G. OTHER INCOME
Income from long-term investments	5,735	1,300
Penalty interest	20,679	18,082
Recovered loans and allowances reversed	60,995	28,328
CER adjustments	31	38
Others	50,072	40,341
	137,512	88,089

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	17	16
Charges for other receivables uncollectibility and other allowances	27,498	19,962
Amortization of differences related to court orders		9,954
Depreciation and loss of other assets	2,055	990
Goodwill amortization	7,026	7,026
Other	32,204	14,581
	68,800	52,529

MINORITY INTEREST IN SUBSIDIARIES	(8,030)	(5,741)

NET INCOME BEFORE INCOME TAX - GAIN	1,501,083	1,129,230

I. INCOME TAX	582,806	473,317

NET INCOME FOR THE PERIOD - GAIN	918,277	655,913

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	10,526,353	6,172,446
Cash at end of the period	8,815,013	7,556,737
Net (decrease) / increase in cash	(1,711,340)	1,384,291

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(778,981)	(523,931)
Loans
To the financial sector	(119,599)	47,080
To the non-financial government sector	19,735	19,659
To the non-financial private sector and foreign residents	751,025	(24,244)
Other receivables from financial intermediation	(1,773,998)	(450,553)
Receivables from financial leases	(22,224)	53,071
Deposits
From the financial sector	(108)	2,252
From the non-financial government sector	26,192	2,277,874
From the non-financial private sector and foreign residents	1,887,103	1,345,266
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(2,281)	(163,297)
Others (except liabilities included under financing activities)	(234,989)	181,550
Collections related to service-charge income	1,600,098	1,227,423
Payments related to service-charge expenses	(391,631)	(274,612)
Administrative expenses paid	(1,795,380)	(1,430,170)
Payment of organization and development costs	(64,508)	(54,517)
Net collections from penalty interest	20,662	17,806
Differences from payments related to court orders	(3,887)	(7,468)
Collections of dividends from other companies		245
Other collections related to other income and losses	53,001	40,714
Net payments from other operating activities	(426,675)	(572,348)
Payment of income tax / minimum presumed income tax	(500,994)	(191,047)
Net cash flows (used in) / generated by operating activities	(1,757,439)	1,520,753

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	06/30/2012
Investing activities
Net payments for bank premises and equipment	(77,252)	(69,844)
Net payments for other assets	(39,348)	(44,335)
Other collections for investing activities	(2,385)	3,678
Net cash flows used in investing activities	(118,985)	(110,501)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(22,532)	(227,264)
Central Bank of Argentina:
Other	(1,295)	12,084
Banks and International Institutions	(182,635)	6,773
Subordinated corporate bonds	(39,093)	(32,899)
Financing received from Argentine financial institutions	13,252	(1,351)
Net cash flows used in financing activities	(232,303)	(242,657)

Financial income and holding gains on cash and cash equivalents	397,387	216,696

Net (decrease) / increase in cash	(1,711,340)	1,384,291

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012

COMMERCIAL

In normal situation	14,405,159	13,636,481
With Senior “A” guarantees and counter-guarantees	882,290	599,868
With Senior “B” guarantees and counter-guarantees	2,438,343	2,017,671
Without Senior guarantees or counter-guarantees	11,084,526	11,018,942

Subject to special monitoring	47,252	142,630
In observation
With Senior “B” guarantees and counter-guarantees	31,302	25,625
Without Senior guarantees or counter-guarantees	13,292	117,005
Under negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees	2,177
Without Senior guarantees or counter-guarantees	481

Troubled	27,606	19,854
With Senior “B” guarantees and counter-guarantees	15,446	11,516
Without Senior guarantees or counter-guarantees	12,160	8,338

With high risk of insolvency	79,038	71,126
With Senior “A” guarantees and counter-guarantees	3,453
With Senior “B” guarantees and counter-guarantees	42,952	22,723
Without Senior guarantees or counter-guarantees	32,633	48,403

Irrecoverable	116,170	91,931
With Senior “A” guarantees and counter-guarantees	8,264
With Senior “B” guarantees and counter-guarantees	3,552	1,642
Without Senior guarantees or counter-guarantees	104,354	90,289

Subtotal Commercial	14,675,225	13,962,022

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013	12/31/2012

CONSUMER

Performing	20,474,070	18,342,839
With Senior “A” guarantees and counter-guarantees	287,628	50,594
With Senior “B” guarantees and counter-guarantees	1,471,875	1,283,516
Without Senior guarantees or counter-guarantees	18,714,567	17,008,729

Low risk	306,006	281,551
With Senior “A” guarantees and counter-guarantees	2,213	157
With Senior “B” guarantees and counter-guarantees	10,215	12,760
Without Senior guarantees or counter-guarantees	293,578	268,634

Medium risk	208,338	185,635
With Senior “A” guarantees and counter-guarantees	49	9
With Senior “B” guarantees and counter-guarantees	3,992	5,401
Without Senior guarantees or counter-guarantees	204,297	180,225

High risk	142,065	122,980
With Senior “A” guarantees and counter-guarantees	225	69
With Senior “B” guarantees and counter-guarantees	5,252	4,888
Without Senior guarantees or counter-guarantees	136,588	118,023

Irrecoverable	102,283	94,066
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	8,271	8,086
Without Senior guarantees or counter-guarantees	94,011	85,980

Irrecoverable according to Central Bank's rules	140	136
Without Senior guarantees or counter-guarantees	140	136

Subtotal Consumer	21,232,902	19,027,207

Total	35,908,127	32,989,229

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of June 30, 2013 and December 31, 2012 and (ii) the statements of income and cash flows for the six-month periods ended June 30, 2013 and 2012, with the financial statements of the subsidiaries listed in Note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2013):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	100.00%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 42).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the six-month period ended June 30, 2013, and the year ended December 31, 2012.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for the six-month periods ended June 30, 2013, and 2012, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of June 30, 2013, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	241,283	1,299,358

Liabilities	200,083	1,077,488

Shareholders’ equity	41,200	221,870

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of June 30, 2013:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	48,341,245	4,812,241	109,440	1,299,358	112,929	988,621	53,686,592

Liabilities	41,239,107	4,224,586	5,492	1,077,488	53,141	15,359	46,584,454

Shareholders’ equity	7,102,138	587,655	103,948	221,870	59,788	973,262	7,102,138

Income	918,277	79,607	6,343	2,869	8,680	97,499	918,277

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	06/30/2013	12/31/2012	06/30/2012

Cash	8,323,095	10,047,048	7,221,033

Government and private securities

Holdings booked at market value	468,508	388,462	289,613
Instruments issued by the Central Bank	23,410	90,843	46,091

Cash and cash equivalents	8,815,013	10,526,353	7,556,737

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of June 30, 2013 and 2012, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 49,800 and 43,350, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of June 30, 2013, the Bank made income tax prepayments for 20,959 for the 2013 tax year, which will be applied to the tax amount assessed in the 2013 tax return.

As of June 30, 2013, and 2012, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 110 and 100, respectively. The accumulated NOL totaled 19,458 as of December 31, 2012. Additionally, as of June 30, 2013 the subsidiary booked a minimum presumed income tax credit of 3,460, which was fully accrued, and prepayments for an amount of 19 related to tax year 2013, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

Item		06/30/2013	12/31/2012

3.1.	Banco del Tucumán S.A.:

	Other receivables from financial intermediation

	• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	64,197	55,730
	Subtotal other receivables from financial intermediation	64,197	55,730

	Other receivables

	• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	7,562	7,268
	Subtotal other receivables	7,562	7,268

	Total	71,759	62,998

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item (cont.)		06/30/2013	12/31/2012

3.2.	Banco Privado de Inversiones S.A.:

	Other receivables

	• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
	• Security deposits		15

	Subtotal other receivables	827	842

	Total	827	842

3.3.	Macro Securities S.A. Sociedad de Bolsa:

	Investments in other companies

	• Other	1,453	1,453
	Total	1,453	1,453

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2013:

	Balances at				Balances at
	beginning		Decreases		end of
Breakdown	of year	Increases	Charge off	Reversals	period

Allowances

For loans	887,156	306,524	224,082	21,846	947,752

For other receivables from financial intermediation	233,123	4,061	1,129	1,956	234,099

For receivables from financial leases	6,599	291		7	6,883

For interests in other companies	1,379	79		112	1,346

For other receivables	9,282	630	2,538	310	7,064

Total	1,137,539	311,585	227,749	24,231	1,197,144

Provisions

For contingent commitments	5	5,528		2	5,531

For other contingencies	114,566	19,400	10,494	327	123,145

For differences from court deposits dollarization	17,112	2,155	443		18,824

Total	131,683	27,083	10,937	329	147,500

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of June 30, 2013, and December 31, 2012:

Type of contract / underlying asset	06/30/2013	12/31/2012

Futures / foreign currency	1,533,177	228,530

Repo transactions	2,438,943	882,661

Forward contracts / foreign currency	153,481	2,053

Options / BODEN coupons		14,713

Swaps / Other	70,000	85,000

Options / Other	60,137	56,045

Additionally, positions of transactions effective as of June 30, 2013, and December 31, 2012, are as follows:

Transaction	06/30/2013	12/31/2012

Net position of repurchase agreements	(2,284,565)	(507,199)

Net asset position of forward transactions without delivery of the underlying asset	(5,884)	25,253

Interest rate swap	70,000	85,000

Position of put options sold on BODEN 2013 coupons		14,713

Position of put options taken	60,137	56,045

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of June 30, 2013, and December 31, 2012, Banco del Tucumán S.A., manages the following portfolios:

		Managed portfolio as of
Item		06/30/2013	12/31/2012
•	On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	49,324	86,332

•	On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,110	16,163

•	Other managed portfolios.	14,463	12,717

Total		79,897	115,212

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of June 30, 2013, and December 31, 2012:

7.1.	Financial trusts for investment purposes

Financial trust	06/30/2013	12/31/2012
Certificates of participation:
TST & AF (a)		52,845
Other	25,146	24,989
Subtotal certificates of participation	25,146	77,834

Debt securities:
Agroaval XIX		3,917
Other		600
Subtotal debt securities		4,517
Total	25,146	825,351

(a)	TST & AF trust

As of December 31, 2012, Macro Bank Limited was the beneficiary of 46.66% of the certificates of participation issued by TST & AF. On May 17, 2013, the Bank sold the abovementioned participation.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of June 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 49,568 and 86,576, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of June 30, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 825,502 and 727,596, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		932,379	566,873
Secured bonds under Presidential Decree No. 1,579/02 at 2%		276,607	71,649
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		186,173	124,044
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		54,851
Federal government bonds in US dollars at 7% - Maturity: 2015		41,786	10,484
Consolidation bonds in pesos - 6° Serie - Maturity: 2024 at 2%		35,065	38,789
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		27,989	62,879
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013		27,582
Consolidation bonds in pesos - 4° Serie at 2.00%		21,779	217
Consolidation bonds in pesos - 8° Serie		21,750	49
Other		51,494	93,576
Subtotal holdings booked at market value - Local		1,677,455	968,560
- Foreign
Treasury Bill - Maturity 07-18-13		403,886
Treasury Bill - Maturity 07-05-13		64,622
Treasury Bill - Maturity 01-10-13			314,705
Treasury Bill - Maturity 01-24-13			49,172
Treasury Bill - Maturity 03-14-13			24,585
Subtotal holdings booked at market value - Foreign		468,508	388,462

Subtotal holdings booked at market value		2,145,963	1,357,022

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2017	54,782	54,782
Subtotal government securities under repo transactions with Central Bank of Argentina		54,782

Government securities at amortized cost
- Local
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016	159,757	159,757
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	110,062	106,185	146,341
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	101,701	101,701
Debt Securities of the Province of Mendoza Class 1 in US dollars - Maturity: 05-28-2016	64,080	64,080
Province of Entre Ríos Treasury Bills in pesos – Maturity: 10-24-2013	25,099	25,099
Province of Chubut Treasury Bills Class 2 Serie VII in pesos – Maturity: 10-25-2013	24,435	24,435
Province of Chubut Treasury Bills Class 3 Serie VI in pesos – Maturity: 09-24-2013	15,076	15,076
Province of Chubut Treasury Bills Class 2 Serie VI in pesos – Maturity: 08-26-2013	15,066	15,066
Province of Tucumán bonds - First series in pesos - Maturity: 2018	4,255	4,425	2,775
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	1,281	1,300	4,972
Province of Buenos Aires Treasury Bills in pesos – Maturity: 01-31-2013			51,819
Province of Buenos Aires Treasury Bills in pesos – Maturity: 06-06-2013			51,525
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in US dollars - Maturity: 03-14-2013			19,526
Debt Securities of the Province of Entre Ríos Series II in pesos Class A - Maturity: 02-26-2013			5,053
Other		1
Subtotal government securities at amortized cost		517,125	353,174

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		1,986,597
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		278,525
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013			182,745
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,265,122	314,188

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-10-2013		15,951
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-17-2013		7,459
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013			8,720
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		23,410	8,720

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			49,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			20,847
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013			15,746
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-20-2013			4,866
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio			90,843

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013			26,320
Subtotal Central Bank of Argentina notes at market value - Own portfolio			26,320

Subtotal instruments issued by the Central Bank of Argentina		2,288,532	440,071

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,288,532	440,071

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-15-2013			33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 01-23-2013			139,698
Subtotal Central Bank of Argentina Notes - Under repo Transactions			172,818

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 04-23-2014		33,599
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		33,599
Total Instruments issued by the Central Bank of Argentina		2,322,131	612,889
Total Government securities		5,040,001	2,323,085

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		1	1
Siderar S.A.		1
Petroleo Brasileiro S.A. - Petrobras			11,194
Grupo Financiero Galícia S.A.			8,414
IRSA Inversiones y Representaciones S.A.			384
Total investment in listed private securities		2	19,993

Total government and private securities		5,040,003	2,343,078

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 23, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director